Skadden, Arps, Slate, Meagher & Flom

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Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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May 12, 2023

VIA EDGAR Ms. Jan Woo Ms. Kathleen Krebs Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	ECARX Holdings Inc.
Draft Registration Statement on Form F-1 Submitted January 19, 2023 CIK No. 0001861974

Dear Sir/Madam,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 17, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 19, 2023.

Concurrently with the submission of this letter, the Company is filing the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission
May 12, 2023

The Company has filed its annual report for the fiscal year ended December 31, 2022 with the Commission on April 24, 2023 (the “Annual Report”) and the Company has elected to provide information required by Item 3 and Item 4 of Form F-1 by incorporating by reference the Annual Report into the prospectus that is part of the Registration Statement in accordance with General Instruction VI, Item 4A and Item 5 of Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the prospectus cover page, risk factors and management's discussion and analysis to disclose that your controlling shareholder, Mr. Eric Li (Li Shufu), and Mr. Ziyu Shen, your CEO and Chairman, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Disclose the percentage of shares this represents and that all of these shares were acquired at prices significantly below the current trading price of your shares. In addition, clarify on the prospectus cover page which selling shareholders are controlled by Messrs. Eric Li and Ziyu Shen, or simply refer to them as affiliates of Mr. Eric Li (Li Shufu) or Mr. Ziyu Shen.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 14 and pages 21-22 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 150

2.	Please further expand your discussion of capital resources to address changes in the company’s liquidity position since the business combination. Discuss the net cash proceeds you received in connection with the business combination, indicating the sources and uses. Disclose that the $15 million investment by Luminar Technologies, Inc. was paid by Luminor Technologies issuing 2,030,374 of its shares rather than paying cash. Also discuss that the $65 million you received from the Investor Notes increased your debt by $65 million and is due on 11/8/25. Disclose that the $11.50 conversion price of the Investor Notes is below the current trading price of your Class A ordinary shares, making it unlikely that the Investor Notes will be converted unless the market price of your shares exceeds $11.50. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21-22 of the Registration Statement.

*            *            *

Securities and Exchange Commission
May 12, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Oliver Xu, Partner, KPMG Huazhen LLP